Exhibit 99.1

On May 24, 2018, Ardagh Group S.A. (the “Company”) held its 2018 Annual General Meeting of Shareholders (the “AGM”) at the Company’s registered office in Luxembourg.  At the AGM, the Company’s shareholders voted on eight proposals as set forth below, each of which is described in detail in the proxy statement filed by the Company on April 19, 2018.  Each of the eight proposals was approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by the shareholders entitled to vote at the AGM.  The percentage of the number of votes cast as “for” each proposal exceeded 99%.

1.

Consider the reports of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2017 and approve the Company’s consolidated financial statements for the financial year ended December 31, 2017.

2.

Consider the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2017 and approve the Company’s annual accounts for the financial year ended December 31, 2017.

3.

Confirm the distribution of dividends decided by the Board of Directors of the Company during the financial year ended December 31, 2017 and resolve to carry forward the remaining profit for the year ended December 31, 2017.

4.

Ratify the appointment by the Board of Directors of the Company on November 1, 2017 of Mr. Damien O’Brien as a Class III Director of the Company to fill a vacancy on the Board until the 2018 annual general meeting of the shareholders.

5.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2017 for the proper performance of their duties.
6.	Re-elect the Class III Directors of the Company:
a)	Mr. Johan Gorter, as Class III Director until the 2021 annual general meeting of the shareholders;
b)	Mr. Damien O’Brien, as Class III Director until the 2021 annual general meeting of the shareholders;
c)	Mr. Herman Troskie, as Class III Director until the 2021 annual general meeting of the shareholders; and
d)	Mr. David Wall, as Class III Director until the 2021 annual general meeting of the shareholders.
7.	Approve the aggregate amount of the directors’ remuneration.
8.	Appoint PricewaterhouseCoopers, Société cooperative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2019 annual general meeting of the shareholders.